Exhibit 14.1

CODE OF CONDUCT

CarMax, Inc. and its subsidiaries and affiliates (all of which are referred to on a combined basis as the “Company”) are committed to competitive excellence through lawful and ethical conduct and have published this booklet to provide clear guidelines with respect to the conduct of the members of the Board of Directors (referred to as “Directors”) and Associates. The purpose of this Code of Business Conduct (the “Code of Conduct”) is to assist each of us in the exercise of sound and ethical business judgment.

The Company, as a leader in the used car business, has high moral standards and ethical responsibilities as well as economic responsibilities. All Directors and Associates are expected to share the Company’s commitment to honesty and integrity and to promote an atmosphere characterized by truthfulness and freedom from deception and fraud. Each Director and Associate is expected to exercise sound judgment, engage in ethical conduct, avoid conflicts of interest and ask questions whenever in doubt.

Each Director and Associate has an obligation to:

•	Learn the details of the specific policies and procedures set forth in this Code of Conduct;

•	Seek assistance as described below when you have questions about the application of any of the policies or procedures;

•	Promptly raise any concern that you or others may have about possible violations of any of the policies or procedures;

•	Understand the options you have for raising such concerns;

•	Cooperate in any investigation by the Company or the Board relating to any violation.

Directors and supervisors have an additional obligation to:

•	Build and maintain a culture of compliance by leading by example and encouraging others to raise concerns regarding ethical issues;

•	Preventing and/or detecting compliance problems; and

•	Responding to compliance problems by taking prompt corrective or disciplinary action for any violations.

One of the most important responsibilities each of us has as a Director or Associate of the Company is the obligation to raise a concern about a possible violation of this Code of Conduct or the law. Sometimes it may seem difficult to raise such a concern. Some of us may even feel it is a breach of personal ethical standards to do so. If you feel this way, it is important to remember the enormous harm that may result if you don’t raise the concern, including:

•	Serious damage to the health, safety and well-being of yourself, your colleagues, the Company, its customers and the communities in which the Company exists;

•	The loss of confidence in the Company by its customers, shareholders, governments and neighbors; and

•	Fines, damage awards and other financial penalties against the Company, and fines and/or prison sentences for individuals.

There are several ways for you to deal with any questions or other concerns you may have about the Code of Conduct. First, you are encouraged to discuss them with your immediate manager or your Human Resources Representative. Second, an Ethics Committee comprised of the Vice President of Human Resources, the Chief Financial Officer and the General Counsel has been appointed. In addition, appropriate issues may be raised to the level of the Board of Directors or its Audit Committee. Please refer to Policy #10 – Putting the Code to Work for more information on how to handle specific questions concerning application, enforcement or interpretation of this Code of Conduct.

PENALTIES FOR VIOLATIONS:

Directors and Associates who fail to comply with the policies and procedures set forth in this Code of Conduct are subject to disciplinary action up to and including termination of employment or service as a director. The following are examples of conduct that may result in discipline:

•	Actions that violate the policies and procedures set forth in this Code of Conduct;

•	Failure to promptly raise a known or suspected violation of a policy or procedure;

•	Failure to cooperate in an investigation relating to such a violation;

•	Retaliation against another Director or Associate for reporting a violation and/or ethical concern; and

•	Failure to demonstrate the leadership and diligence needed to ensure compliance with the Company’s Code of Conduct and applicable law.

Civil or criminal legal proceedings also may be commenced, if necessary, to enforce these policies and procedures or to recover the amount of any improper expenditures, any personal gain realized and any financial detriment sustained by the Company. For Associates who are covered by the arbitration component of the Associate Issue Resolution Program, any enforcement or recovery will be through arbitration, rather than the courts.

POLICY #1 – Conflicts of Interest

The Company recognizes and respects that Directors and Associates may take part in legitimate financial, business and other activities outside of their positions with the Company. However, those activities must be lawful and free of conflicts with their responsibilities to the Company.

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation may arise when a Director or Associate takes actions or has interests that may make it difficult to perform his or her responsibilities for the Company objectively and effectively. Conflicts of interest may also arise when an Associate or Director (or members of his or her family) receives improper personal benefits as a result of his or her position in the Company.

The Company’s policies concerning conflicts of interest are as follows:

Associate Investments and Outside Directorships

•	Directors and Associates should not have any material financial interest in a competitor, supplier or any other business that could cause divided loyalty or provide even the appearance of divided loyalty. If your professional or managerial responsibility includes working directly with information about a competitor, supplier, or other organization, you must not have any material financial interest in any such organization. A material financial interest is one in which you would, or would be tempted to, make a decision that would not be in the best interests of the Company.

•	When an Associate serves as a member of the board of directors of or has a financial interest in any other company or organization, the Associate must be aware of potential consequences of such an interest. No Associate should enter such a relationship if he or she knows or has reason to know that a conflict of interest exists between that directorship or investment and the Company. If an Associate has any question regarding his or her directorship or investment, he or she should follow the procedures outlined in Policy #10 – Putting the Code to Work for clarification.

•	Where Directors have financial interests or hold other employment or directorships that present potential conflicts of interest, they are expected to disclose that information to the Board, and to recuse themselves from any related decision making.

Outside Employment of Associates

•	An Associate may not engage in employment outside of the Company or otherwise solicit or perform work if it would:
•	compete with the Company’s business;

•	provide goods, services or assistance to a competitor of the Company; or

•	interfere with the Associate’s assigned duties with the Company.

Employment of Relatives and Close Personal Relationships

•	The Company permits the employment of qualified relatives and friends as long as such employment does not, in the opinion of the Company, create actual or perceived conflicts of interest. Associates who are relatives of another Associate or a Director, or who have a close personal relationship where actual or perceived favoritism threatens or causes disruption in the work place, may not work in a direct or indirect supervisory relationship or within the same “chain of command.”

Relations with Vendors and Customers

•	Directors and Associates are prohibited from entering into relationships, agreements or transactions with any individual or business that creates or even suggests an unethical business practice or a conflict of interest. Both the reality and the appearance of improper relations with vendors, potential vendors, competitors, or customers must be avoided. Improper relations may occur in areas such as the acceptance of gifts and entertainment and the selection of consultants or vendors of goods and services. It is our policy that no Director or Associate may give gifts of money to, or receive gifts of money from, vendors, potential vendors, customers or anyone else who has a business relationship with the Company. Non-monetary business gifts of nominal value (including entertainment, meals, tickets, favors or services) may be accepted where they are offered by an existing vendor or customer in the ordinary course of the business relationship unless such acceptance imposes an obligation on the recipient or could be perceived by others as imposing such an obligation. As always, each Director and Associate must exercise sound business judgment in considering the application of this policy to specific situations.

POLICY #2 — Corporate Opportunities

No Director or Associate, either individually or with or through a family member or relative, may take advantage of a business opportunity related to the Company’s business that is made known to the Associate or Director as a result of his or her employment with the Company or his or her service as a Director. Associates and Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

In no event may Associates or Directors:

•	Take for themselves personally opportunities that are discovered through the use of Company property, information or position;

•	Use corporate property, information or position for personal gain;

•	Compete with the Company; or

•	Deal in products sold or services performed by the Company.

POLICY #3 — Confidentiality and Privacy

Confidential Information

Confidential information with respect to the Company and its Associates, Directors, vendors, suppliers and customers is to be protected by all Directors and Associates.

•	“Confidential information” is any information not generally known to the public about the Company’s business.

•	Confidential information with respect to the Company and its Associates, Directors, vendors, suppliers and customers which was acquired in the course of business is to be used solely for internal purposes and shall remain confidential even after termination of employment with the Company.

•	Confidential information may not be transmitted by a Director or an Associate to any other person, internal or external, except when disclosure is legally mandated, authorized by the Company or required for the proper conduct of business transacted by or on behalf of the Company, and, if necessary, subject to an appropriate non-disclosure agreement.

Privacy

In our increasingly information-based society, individual consumer, medical, financial and other sensitive personal information must be protected. The Company is committed to protecting personal information that it collects from or maintains about its Associates, Directors and customers. Each Associate and Director must take care to protect such sensitive personal information from inappropriate use or unauthorized disclosure.

The Company is committed to respecting the privacy and dignity of its Directors and Associates. Only personal information necessary to the effective operation of the Company should be acquired and retained by the Company. The Company believes that personal information must be maintained in a confidential manner for the protection of individual privacy. Access to this type of information has been restricted to authorized individuals such as the office of the Corporate Secretary, direct supervisors and Human Resources Representatives.

All Associates and Directors must protect sensitive personal information from inappropriate use or unauthorized disclosure.

POLICY #4 – Fair Dealing

All Directors and Associates are expected to deal fairly with the Company’s customers, suppliers, competitors and other Associates.

No Director or Associate should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Also see “Consumer Protection” under Policy #6 – Compliance with the Law for further discussion of fair dealing expectations.

POLICY #5 — Protection and Proper Use of Company Assets

Directors and Associates are responsible for protecting Company assets and maintaining the confidentiality and integrity of information used to access computer networks. An Associate’s work product is not created for personal use and is considered a Company asset.

Company Asset Protection

•	Directors and Associates are responsible for protecting Company assets, which include cash, inventory and other Company property, including proprietary information in any form.

•	Supervisors and managers are specifically responsible for complying with and maintaining appropriate internal controls to safeguard those assets against loss from unauthorized use or disposition. In this way, supervisors and managers ensure that financial statements are prepared from reliable information, and provide a means for accounting for Company assets and liabilities. All Directors and Associates are responsible for abiding by these internal controls.

•	No Director or Associate will commit or contribute to acts of dishonesty against the Company such as fraud, theft, embezzlement or misappropriation of corporate assets. In addition to appropriate disciplinary action, a criminal complaint may be filed against the offending Director or Associate when the evidence, circumstances and the Company’s interests warrant.

Maintaining Computer and Network Security

Computers and their associated software, data and operations are the backbone of the Company’s network and operations infrastructure. Therefore,

•	Associates and Directors, where applicable, must protect and maintain the confidentiality and integrity of information used to access computer networks, including, but not limited to, identification numbers and/or passwords, hand-held authentication devices, pass codes, DPS licenses and building access key cards.

Associate Work Product

•	As an employee of the Company, your work product is not created for personal use and is considered a Company asset.

•	All inventions designed or created by an Associate are property of the Company. All patents which may be granted for any invention (including all divisions, reissues, continuations and extensions) in the United States or any foreign country shall belong to and be issued in the Company’s name.

•	The Associate inventor will execute assignments and any other formal confirmations of the Company’s rights in this regard as may be legally necessary to confirm the Company’s ownership of its assets.

POLICY #6 — Compliance with the Law

The Company must comply with all laws - federal, state and local - applicable to its business and can be held accountable for the actions of its Directors and Associates. Therefore, Directors and Associates are expected to comply with all applicable laws. Although Directors and Associates are not expected to know all aspects of the laws applicable to the Company, they are expected to exercise good judgment and, most importantly, to ask questions whenever in doubt.

The following are important areas of law that apply to the Company. The areas identified are not all-inclusive but are significant examples of legal requirements with which the Company must comply. The Company is committed to full compliance with all applicable laws. Violation of the law could seriously compromise the reputation and integrity of the Company and its Directors and Associates, as well as result in severe civil and criminal penalties against the Company and/or individual Directors or Associates.

Accounting Procedures

•	The Company is required by law to maintain books, records and accounts that accurately and fairly reflect the Company’s transactions and financial position. Each Associate and where applicable, each Director, must ensure that business records and accounts under his or her control are accurate and supported by appropriate documents in a form suitable for an audit. The Company expects cooperation from all Directors and Associates in fulfilling this obligation.

•	Procedures that you may use to report complaints or concerns regarding accounting, internal accounting controls or auditing are described in “Accounting and Auditing Questions” under Policy #10 – Putting the Code to Work.

Advertising

•	The Company must comply with a variety of federal, state and municipal laws and regulations concerning advertising including, but not limited to, laws related to truth in lending, warranties and guarantees, comparative advertising, sales, use of the word “free”, and laws which prohibit “bait and switch” advertising and practices.

Antitrust

•	Antitrust laws prohibit monopolies, restraints of trade and unfair trade practices. For example, the Company is prohibited from conspiring with a competitor to “fix” prices. Directors are also prohibited from serving as directors or officers of other companies that engage in substantial competition with the Company.

Commercial Bribery, Gratuities, “Kickbacks”

•	No Director, Associate or agent of the Company may engage in giving, soliciting, receiving, or accepting, either directly or indirectly, any gratuity, or any bribe, kickback, or other improper payment from any employee or agent of any Vendor, landlord, lessee, competitor, or other entity dealing with the Company.

Consumer Protection

•	Numerous federal and state laws protecting the consumer affect how the Company must conduct its business. To that end, Directors and Associates are expected to exercise prudent business judgment and the highest degree of care and fairness when dealing with the public on behalf of the Company.

•	All Associates are expected to follow the Company’s rules and regulations to assure fair dealings with all customers, internal or external. All Directors and Associates must avoid violation of any federal, state, or municipal law governing unfair or deceptive trade practices.

Copyrights and Trademarks

•	The unauthorized duplication or use of copyrighted materials, including copyrighted computer software, registered trademarks and patented inventions, is a violation of federal law and is prohibited. Written materials do not need to have the © symbol displayed to be protected under copyright laws, and a right to duplicate the work should not be inferred if the © symbol does not appear. Certain instances of use without permission (known as “fair use”) exist for both copyrights and trademarks. Questions regarding “fair use” and these laws should be directed to the Legal Department.

Disclosure Obligations under Securities Laws

•	The Company is subject to various disclosure obligations under federal and state securities laws. In order to comply with these obligations, there should be full, fair, accurate, timely and understandable disclosure of material information in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

Environmental, Health and Safety Laws

•	The Company is committed to the health and safety of its Directors and Associates, as well as a safe environment. We will fully comply with all applicable environmental, health and safety laws and regulations. All waste products and hazardous materials should be stored, handled and disposed of in full compliance with all laws, regulations and Company practices. The unsafe storage of a potentially toxic or hazardous material or the release of such materials into the environment must be promptly reported to your immediate supervisor.

Insider Trading

•	Directors and many Associates have access to a special category of proprietary information that is “investment-related.” This is any non-public information that could influence an investor’s decision to buy or sell or otherwise trade in Company securities or those of any other company with which the Company may have dealings. To maintain the integrity of business dealings, neither Directors nor Associates shall disclose inside information to people outside the Company or to co-workers unless the person receiving the information has a legitimate business-related need to know.

•	Federal law and Securities and Exchange Commission regulations make it illegal for any Company Associate to either buy or sell securities on the basis of inside information, or to pass this information along to others who may buy or sell securities. Trading in the Company’s securities based on nonpublic information may violate the securities laws and may subject the Company and the Director or Associate to civil and criminal penalties.

•	Directors and senior Company officers also have obligations to report transactions in the Company’s stock to the Securities and Exchange Commission. Company procedures for their transactions, as well as those of other Associates who are frequently provided with inside information in order to perform their jobs, are provided for separately.

Relationships with Government Officials

•	In supporting good citizenship, the Company recognizes that Directors and Associates may choose to participate in the political process, including voluntary contributions to candidates or parties of their choice. When representing the Company, all relations with government officials should be conducted in a manner that will not adversely reflect on the Company or the government official.

•	Directors and Associates are required to abide by all federal, state and local laws and regulations applicable to contacts with government officials. Questions regarding these laws should be directed to the government relations representative in the Legal Department.

Questions should be directed to the person identified in “Questions” under Policy #10 – Putting the Code to Work.

POLICY #7 – Discrimination and Sexual Harassment

The Company is committed to providing its Associates with a work environment free from all forms of discrimination and disrespect, including sexual harassment, and to complying with all laws prohibiting discrimination and other unfair employment practices.

Discrimination

•	Federal laws have been enacted to protect certain classes of persons from discrimination. Protected characteristics are: race, age, sex, color, national origin, religion and disability. Specifically, the 1964 Civil Rights Act prohibits discrimination against employees and applicants on the basis of these various protected characteristics. Moreover, discrimination is prohibited in hiring, firing and promotions, as well as wages, job assignments, fringe benefits and other conditions of employment. In 1991, the Civil Rights Act was amended to allow for “glass ceiling” and sexual harassment claims and to permit jury trials and punitive damages.

•	The Age Discrimination in Employment Act of 1967 prohibits discrimination on the basis of age with respect to individuals who are 40 years of age or older. The 1992 Americans with Disabilities Act prohibits discrimination against qualified individuals with physical or mental impairments limiting significant life activity.

•	Associates are expected to report inappropriate conduct to their immediate manager, who must notify Human Resources immediately, so appropriate steps can be taken to correct any inappropriate conduct. In the event that reporting to the Associate’s immediate manager is impractical (i.e. the manager is the offending party), Human Resources may be notified through a member of the Human Resources staff, the Regional Associate Cool Line (800) 838-4011 (where the call is directed to the appropriate Regional Human Resources Director) or the Issue Resolution Office (800) 626-2053 (where the call is directed to the Vice President, Human Resources). In order for the Company to correct violations of these policies, it must first be made aware of them.

•	Supervisory Associates have a heightened responsibility to notify their immediate manager and Human Resources if they are aware that harassment or discriminatory behavior has occurred, or if they suspect that such conduct is occurring. Any supervisory Associate who “looks the other way” and does not bring inappropriate conduct to the attention of management and Human Resources, is subject to disciplinary action, up to and including termination.

•	In addition to this Code of Conduct, the Company has created and maintains a separate document and underlying philosophy called “Treating Associates with Respect.“ This underlying philosophy stipulates that the Company enforces all applicable laws and will not tolerate any form of discrimination.

Sexual Harassment

•	Sexual harassment in any form is improper and unlawful conduct, and the Company will not tolerate its presence in the work place. No person should be subjected to unwelcome verbal or physical conduct of a sexual nature. Complaints are swiftly and thoroughly investigated and prompt remedial action is taken. If validated, offending parties are subject to appropriate discipline up to and including termination.

•	Directors and Associates must report inappropriate conduct of this nature in the same manner as discriminatory workplace conduct. Those procedures are described above under the heading “Discrimination.”

POLICY #8 – Drug and Alcohol Policy

The Company is committed to maintaining a drug-free workplace.

The Company believes that all Associates are law-abiding citizens and support the Company’s goal of a drug-free environment. The use of illegal drugs (including alcohol on the job) is inconsistent with the behavior expected of Associates. The use of drugs on the job subjects all Associates and customers to unacceptable safety risks, undermines our ability to operate effectively and erodes Company morale. The consumption of wine or beer may be permitted at certain functions approved by the President and Chief Executive Officer.

POLICY #9 – Associate Conduct and Business Practices

Each Director and Associate must maintain the highest level of personal integrity in performing his or her duties and in working with other Directors or Associates, customers, vendors and competitors.

Obviously, a policy statement cannot cover all situations. Good judgment coupled with a high sense of personal integrity is the best policy. When situations arise that fall within a “gray area,” Directors and Associates must follow the procedures described in Policy #10 – Putting the Code to Work for clarification and guidance.

POLICY #10 – Putting the Code to Work

Each of us at the Company is accountable for knowing, understanding and complying with Company policies and the guidelines contained in the preceding pages. We also have an obligation to comply with not only the letter, but also the spirit of this Code, to report improper conduct and to know how to make the “right” decisions whenever we encounter ethical questions and dilemmas.

Application

•	All Directors and Associates who are responsible for compliance with the Code of Conduct are responsible for its enforcement. Associates who supervise others must arrange for the distribution and explanation of the Code of Conduct to Associates under their supervision.

•	As a condition of employment for Associates and as a matter of policy for Directors, written certification of compliance with the Code of Conduct will be required from Directors and those Associates in managerial, professional and executive positions. On each annual performance review date in the case of Associates, and at the time of each annual meeting in the case of Directors, each Director and each affected Associate must complete a Certificate of Compliance to reaffirm his or her compliance with this Code of Conduct.

Interpretation

•	Directors should contact the Chairman for all questions regarding the interpretation, scope and application of this Code of Conduct.

•	Associates should direct questions concerning the interpretation, scope and application of the Code to their immediate supervisors, Human Resources Representatives or the Issue Resolution Office. In addition, an Ethics Committee comprised of the Vice President of Human Resources, the Chief Financial Officer and the General Counsel will also be available to answer questions concerning the interpretation, scope and application of this Code of Conduct. Matters will be referred to the Ethics Committee through the Issue Resolution Office or Associates may contact any member of the Ethics Committee directly.

Reporting Possible Violations

•	Any Associate who believes that a violation of this Code of Conduct has occurred should report their concern to his or her immediate supervisor, Human Resources Representative, the Issue Resolution Office or the Ethics Committee. The Audit Committee has also established a procedure for receiving confidential, anonymous submissions from Associates of concerns regarding questionable accounting or auditing matters. This procedure may also be used if an Associate wishes to report any suspected violation of the Code by a senior Company officer or Director. See “Accounting and Auditing Matters” below.

•	Directors should report any suspected violations of this Code of Conduct to the Chairman if a Director or a senior Company officer is involved. Any other suspected violations should be reported by Directors to the Ethics Committee.

•	Retaliation for reports made in good faith will not be tolerated. See “Retaliation Prohibited” below.

Accounting and Auditing Matters

•	The Audit Committee has established the following procedure for receiving confidential, anonymous submissions from Associates of concerns regarding questionable accounting or auditing matters.

•	Any Associate wishing to submit any information of this nature should contact the Pinkerton AlertLine retained by the Audit Committee in order to preserve the confidentiality and anonymity of such submissions by calling 1-866-569-8477. Depending upon the facts of each call, Pinkerton will route these confidential reports to the appropriate manager, officer or Audit Committee member for handling and resolution.

Enforcement; Penalties for Violation

•	Associates who violate this Code of Conduct will be subject to immediate disciplinary action, including reassignment, demotion, or, where appropriate, termination of employment.

•	For Associates bound by the Company’s arbitration program, the Company may initiate arbitration against the Associate.

•	For Directors and Associates not bound by the Company’s arbitration program, the Company may initiate a lawsuit in court.

•	Violations of this Code of Conduct may result in prosecution of the individual under any applicable criminal statutes.

Retaliation Prohibited

•	The Company will not tolerate retaliation from any Director or Associate in response to any Director’s or Associate’s use of the various systems and procedures implemented to foster communications or attempts to comply with this Code or other Company policies. Any retaliation from an Associate must be reported to the Issue Resolution Office. Any retaliation involving a Director should be reported to the Chairman.

•	No attempt to limit an Associate’s access to higher level management or, where accounting matters are involved, the Audit Committee of the Board of Directors, will be tolerated.

Board Approval; Amendments

•	The Code of Conduct has been approved and its circulation authorized by the Company’s Board of Directors. Waivers of its provisions are not permitted without the express approval of the Audit Committee of the Board of Directors. It may be amended only by the Board of Directors.

Conclusion

This Code of Conduct provides a broad range of information, policies and procedures about the standards of integrity and business conduct that the Company expects Directors and Associates to understand and follow. It does not address every situation or set forth every rule or policy, nor is it a substitute for personal responsibility and accountability to exercise good judgment and obtain guidance when required or necessary.

This Code of Conduct is not a contract of employment and does not create any contractual rights of any kind between the Company and its Associates or Directors.

Acknowledgment of and Agreement to Abide by the Code of Business Conduct

All members of the Board of Directors and all Associates must execute this Acknowledgment of and Agreement to Abide by the Code of Business Conduct immediately upon his/her employment with the Company or election to the Board of Directors. Thereafter, each Associate must update his or her response to this Acknowledgment and Agreement on his or her annual performance review date. Directors will update their responses at each annual meeting date.

Check applicable statement:

—	I hereby acknowledge that I have reviewed the Company’s Code of Business Conduct, agree to and understand it policies set forth therein, and am in compliance with these policies to the best of my knowledge.

—	I hereby acknowledge that I have reviewed the Company’s Code of Business Conduct, agree to and understand it policies set forth therein, and, to the best of my knowledge, have described on the attached sheet(s) any potential exceptions to the policy or any potential conflicts of interest that should be reviewed by the Ethics Committee or the Board of Directors.

Signature of Associate/Director	Printed Name	Social Security Number